# JCP Securities, Inc.
## Report Pursuant to Rule 17a-5 (d)
## Financial Statements
## For the Year Ended June 30, 2020

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8-67303 |

**FACING PAGE**

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 07-01-2020 (MM/DD/YY) AND ENDING 06-30-2020 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: JCP Securities, Inc.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

19200 Von Karman Ave. Suite 340
(No. and Street)

| Irvine | CA | 92612 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Stephen R Perry 949-769-3323
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Alvarez & Associates, Inc.
(Name – *if individual, state last, first, middle name*)

| 9221 Corbin Avenue, Suite 165 | Northridge | CA | 91324 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

# OATH OR AFFIRMATION

I, Stephen R Perry, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of JCP Securities, Inc., as of June 30, 20 20, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

***A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.***

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of Orange
Subscribed and sworn to (or affirmed) before me on this 24 day of July, 2020 by Stephen R. Perry proved to me on the basis of satisfactory evidences to be the person who appeared before me.
Notary Public

KATHERINE GRACIA
Commission No. 2255094
NOTARY PUBLIC-CALIFORNIA
ORANGE COUNTY
My Comm. Expires SEPTEMBER 16, 2022

# REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Those Charged with Governance and Stockholders of JCP Securities, Inc.:

**Opinion on the Financial Statements**

We have audited the accompanying statement of financial condition of JCP Securities, Inc. (the "Company") as of June 30, 2020, the related statements of income, changes in stockholders' equity, changes in liabilities subordinated to the claims of general creditors, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of June 30, 2020, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

**Basis for Opinion**

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

**Supplemental Information**

The information contained in Schedules I and II ("Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The Supplemental Information is the responsibility of the Company's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, Schedules I and II are fairly stated, in all material respects, in relation to the financial statements taken as a whole.

Alvarez & Associates, Inc.

Alvarez & Associates, Inc.

We have served as the Company's auditor since 2019.
Northridge, California
August 4, 2020

**JCP Securities, Inc.**
**Statement of Financial Condition**
**June 30, 2020**

**Assets**

| | | |
|---|---|---|
| Cash | $ | 898,351 |
| Account receivable | | 22,500 |
| Furniture and equipment, net | | 7,416 |
| **Total assets** | $ | 928,267 |

**Liabilities and Stockholders' Equity**

**Liabilities**

| | | |
|---|---|---|
| Accounts payable and accrued expenses | $ | 29,730 |
| Unsubordinated interest | | 10,000 |
| Loan payable | | 128,600 |
| Liabilities subordinated to the claims of general creditors | | 448,333 |
| **Total liabilities** | | 616,663 |

**Stockholders' Equity**

| | | |
|---|---|---|
| Common stock, no par value, 1,000,000 shares authorized, 999 shares issued and outstanding | | 67,500 |
| Additional paid-in capital | | 370,166 |
| Accumulated deficits | | (126,062) |
| **Total stockholders' equity** | | 311,604 |
| **Total liabilities and stockholders' equity** | $ | 928,267 |

*The accompanying notes are an integral part of these financial statements.*

**JCP Securities, Inc.**
**Statement of Income**
**For the Year Ended June 30, 2020**

| | |
|---|---|
| **Revenues** | |
| Consulting income | $ 5,690,769 |
| Other income | 42,871 |
| Interest | 494 |
| **Total revenues** | 5,734,134 |
| **Expenses** | |
| Employee compensation and benefits | 4,371,196 |
| Insurance | 3,878 |
| Occupancy | 178,768 |
| Dues and subscriptions | 36,493 |
| Professional fees | 17,019 |
| Interest expense | 17,500 |
| Consulting services | 75,590 |
| Other operating expenses | 250,207 |
| Depreciation | 780 |
| Travel and entertainment | 36,978 |
| Regulatory fees | 10,025 |
| **Total expenses** | 4,998,434 |
| **Net income (loss) before income tax provision** | 735,700 |
| **Income tax provision** | 800 |
| **Net income (loss)** | $ 734,900 |

*The accompanying notes are an integral part of these financial statements.*

**JCP Securities, Inc.**

**Statement of Changes in Stockholders' Equity**

**For the Year Ended June 30, 2020**

| | Common Stock | Additional Paid-In Capital | Accumulated Deficit | Total |
|---|---|---|---|---|
| **Balance at June 30, 2019** | $ 67,500 | $ 370,166 | $ (860,962) | $ (423,296) |
| Net income (loss) | - | - | 734,900 | 734,900 |
| **Balance at June 30, 2020** | $ 67,500 | $ 370,166 | $ (126,062) | $ 311,604 |

*The accompanying notes are an integral part of these financial statements.*

**JCP Securities, Inc.**
**Statement of Changes in Liabilities Subordinated to the Claims of General Creditors**
**For the Year Ended June 30, 2020**

| | | Total |
|---|---|---|
| **Balance at June 30, 2019** | $ | 435,833 |
| Increase: | | |
| Accrual of interest | | 12,500 |
| **Balance at June 30, 2020** | $ | 448,333 |

*The accompanying notes are an integral part of these financial statements.*

**JCP Securities, Inc.**
**Statement of Cash Flows**
**For the Year Ended June 30, 2020**

| | | |
|---|---|---|
| **Cash flow from operating activities:** | | |
| Net income (loss) | | $ 734,900 |
| Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities: | | |
| Depreciation expense | $ 780 | |
| (Increase) decrease in assets: | | |
| Account receivable | (22,500) | |
| Prepaid expenses | 4,406 | |
| Increase (decrease) in liabilities: | | |
| Accounts payable and accrued expenses | (32,474) | |
| Unsubordinated interest | 5,000 | |
| Total adjustments | | (44,788) |
| **Net cash provided by (used in) operating activities** | | 690,112 |
| **Net cash provided by (used in) in investing activities** | | - |
| **Cash flow from financing activities:** | | |
| Proceeds froı Stockholders' Equity | 128,600 | |
| Repayment of payable to stockholder | (50,000) | |
| Proceeds from liabilities subordinated to the claims of general creditors | 12,500 | |
| **Net cash provided by (used in) financing activities** | | 91,100 |
| Accumluated deficits | | |
| **Net increase (decrease) in cash** | | 781,212 |
| **Cash at June 30, 2019** | | 117,139 |
| **Cash at June 30, 2020** | | $ 898,351 |
| **Supplemental disclosure of cash flow information:** | | |
| Cash paid during the year for: | | |
| Interest | $ - | |
| Income taxes | $ 800 | |

*The accompanying notes are an integral part of these financial statements.*

## Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

*General*

JCP Securities, Inc.(the "Company") was incorporated in the State of California on March 11, 2005.The Company is a registered broker-dealer in securities under the Securities and Exchange Act of 1934, a member of the Financial Industry Regulatory Authority ("FINRA"), and the Securities Investor Protection Corporation ("SIPC).

The Company was originally formed in the State of California under the name Stephen Perry and Associates, Inc.

The Company is an investment banking firm that specializes in the aerospace and defense industry with an emphasis on mergers and acquisitions advisory services.

Under its membership agreement with FINRA and pursuant to Rule 15c3-3(k)(2)(i), the Company conducts securities business exclusively with institutional clients only and does not execute or clear securities transactions for customers. Accordingly, the Company is exempt from the requirement of Rule 15c-3-3 under the Securities Exchange Act of 1934 pertaining to the possession or control of customer assets and reserve requirements.

*Summary of Significant Accounting Policies*

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Accounts receivable are stated at face amount, less an allowance for estimated uncollectible accounts. During the year ended June 30, 2020 the Company wrote off $742 of bad debts and were charged to other operating expenses on the Statement of Income.

Furniture and equipment are stated at cost, less accumulated depreciation. Repairs and maintenance to these assets are charged to expense as incurred; major improvements enhancing the function and/or useful life are capitalized. When items are sold or retired, the related cost and accumulated depreciation are removed from accounts and any gains or losses arising from such transactions are recognized. Furniture and equipment were depreciated over their estimated useful lives ranging from five (5) to (7) years by the straight-line method.

**Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)**

With the consent of its stockholders, the Company has elected to be treated as an S Corporation under the Subchapter S of the Internal Revenue Code. Subchapter S of the Code provides that in lieu of corporate income taxes, the stockholders are individually taxed on the Company's taxable income; therefore, no provision or liability for Federal Income Taxes is included in these financial statements. The State of California has similar regulations, although there exists a provision for a minimum franchise tax and a tax rate of 1.5% over the minimum franchise fee of $800.

The Company's revenues include retainer, success and services fees. In each case, revenue is recognized in accordance with ASC Topic 606, Revenue from Contracts with Customers. Generally, this first involves the identification of the revenue amount, or transaction price; and its allocation among the required performance obligations; all as set forth in the terms of the engagement agreement. Revenue is recognized when earned the amount is fixed or reasonably determinable; collection is probable; and the associated performance obligations are completed. Success fees are recorded as of the closing of the transaction. Retainer fees are non-refundable and recorded once the performance obligation is met.

The Company shares its office space with its affiliate under the terms of an agreement, which is cancelable with reasonable notice. This agreement is not subject to ASC 842 under the short-term exemption. The Company records shared expenses monthly as billed.

**Note 2: INCOME TAXES**

As discussed in the Summary of Significant Accounting Policies (Note 1), the Company has elected the Subchapter S Corporation tax status, therefore no Federal income tax provision is provided. The State of California recognized Subchapter S Corporations for state tax purposes. However, the state imposes a 1.5% tax on the net income and a minimum Franchise Tax of $800. For the year ended June 30, 2020, the state income tax provision totaled $800.

**Note 3: FURNITURE AND EQUIPMENT, NET**

Furniture and equipment, net represent the Company's depreciable assets at a cost of $84,814 less accumulated depreciation of $77,398, for a net balance of $7,416 as of June 30, 2020.

Depreciation expense for the year ended June 30, 2020 was $780.

**Note 4: RELATED PARTY TRANSACTIONS**

The Company also has entered into a consulting agreement with an affiliate, related by common ownership, whereby the affiliate would provide management consulting for the Company. The Company paid its affiliate a total of $30,000 for the year ending June 30, 2020. There were no balances due under this agreement at year end.

**Note 4: RELATED PARTY TRANSACTIONS (Continued)**

The Company has a month to month agreement with its affiliate for space leased by its affiliate. Under the agreement the Company paid $175,292 which is included in occupancy expense on the Statement of Income.

The Company's affiliate entered a sub-lease with another entity. The Company is currently servicing this sub-lease which includes the sub-lease deposit of $1,850 and rental income of $17,250 for the year ended June 30, 2020.

It is possible that the terms of certain of the related party transactions are not the same as those that would result for transactions among wholly unrelated parties.

**Note 5: CONTINGENCIES**

The Company maintains bank accounts at financial institutions. These accounts are insured either by the Federal Deposit Insurance Commission ("FDIC"), up to $250,000, or the Securities Investor Protection Corporation ("SIPC"), up to $500,000. At times during the year, cash balances held in financial institutions were in excess of the FDIC or SIPC's insured limits. The Company has not experienced any losses in such accounts and management believes that it has placed its cash on deposit with financial institutions that are financially stable.

**Note 6: SUBORDINATED BORROWINGS**

During the year ended June 30, 2020, the Company has two subordinated loans. The initial term of the $100,000 subordinated loan was three years. This loan renews automatically every year, unless notice of is given in writing by the lender thirteen months prior to the scheduled due date. Interest accrued on this loan at 5%, for $5,000, and is included as interest expense in the statement of income. Accrued interest on this loan is unsubordinated.

The initial term of the $250,000 subordinated loan was three years. This loan renews automatically every year, unless notice of is given in writing by the lender thirteen months prior to the scheduled due date. Interest accrued on this loan at 5%, for $12,500, and is included in interest expense in the statement of income and is also subordinated to the claims of general creditors.

The balance, including subordinated interest, on these loans at June 30, 2020, was $448,333.

The subordinated borrowings are covered by agreements approved by FINRA and are thus available in computing net capital under the Securities and Exchange Commission's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

**Note 7: RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS**

In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842), which supersedes the existing guidance for lease accounting. ASU 2016-02 requires lessees to recognize leases with terms longer than 12 months on their statements of financial condition. It requires different patterns of recording lease expense for finance and operating leases. It also requires expanded lease agreement disclosures. Lessor accounting is largely unchanged. ASC Topic 842 is effective for the Company beginning with its year ended June 30, 2020. The Company's lease is month-to-month, consequently ASC Topic 842 is not expected to have a material impact on the Company's financial statements and related disclosures.

**Note 8: NET CAPITAL REQUIREMENTS**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn, or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. Net capital and aggregate indebtedness change day to day, but on June 30, 2020, the Company had net capital of $730,021 which was $725,021 in excess of its required net capital of 5,000; and the Company's ratio of aggregate indebtedness ($39,730) to net capital was 0.05 to 1 which is less than the 15 to 1 maximum allowed.

**Note 9: RECONCILIATION OF AUDITED NET CAPITAL TO UNAUDITED FOCUS**

There is a difference of $10,000 between the computation of net capital under net capital SEC. Rule 15c3-1 and the corresponding unaudited FOCUS part IIA.

| | | |
|---|---|---|
| Net capital per unaudited focus report | | $ 740,021 |
| Adjustments | | |
| Accumulated deficits | $ (15,148) | |
| Non-allowable assets | 5,148 | |
| | | (10,000) |
| Net capital per audited statements | | $ 730,021 |

**Note 10: SUBSEQUENT EVENTS**

The Company has evaluated events subsequent to the statement of financial condition date for items requiring recording or disclosure in the financial statements. The evaluation was performed through the date the financial statements were available to be issued. Based upon this review, the Company has determined that there were no additional events which took place that would have a material impact on its financial statements.

**Note 11: LOAN PAYABLE**

The Company has incurred indebtedness under the CARES Act which will be subject to review, may not be forgivable in whole or in part, and may eventually have to be repaid, potentially with interests, fines, and/or other penalties. The Company signed the loan documents under the SBA Paycheck Protection Program of the CARES Act and received the loan proceeds of $128,600 on May 02, 2020. The receipt of these funds, and the forgiveness of the loan attendant to these funds, is dependent on the Company having initially qualified for the loan and qualifying for the forgiveness of such loan based on our future adherence to the forgiveness criteria.

Under the terms of the CARES Act and the corresponding promissory note, the use of the proceeds of the loan is restricted to payroll costs (as defined in the CARES Act), covered rent, covered utility payments and certain other expenditures that, while permitted, would not result in forgiveness of a corresponding portion of the loan. Following recent amendments to the Paycheck Protection Program, after an eight- or twenty-four-week period starting with the disbursement of the respective loan proceeds, The Company may apply for forgiveness of some or all of their loans, with the amount which may be forgiven equal to the sum of eligible payroll costs, covered rent, and covered utility payments, in each case incurred during the eight- or twenty-four-week period following the date of first disbursement. Certain reductions in the Company payroll costs or full-time equivalent employees (when compared against the applicable measurement period) may reduce the amount of their loan eligible for forgiveness.

## JCP Securities, Inc.
## Schedule I - Computation of Net Capital Requirements
## Pursuant to SEC Rule 15c3-1
## As of June 30, 2020

**Computation of net capital**

| | | | | |
|---|---|---|---|---|
| Common stock | $ | 67,500 | | |
| Additional paid-in capital | | 370,166 | | |
| Accumulated deficits | | (126,062) | | |
| **Total stockholders' equity** | | | $ | 311,604 |
| **Add:** Subordinated liabilities allowable for net capital computation | | | | 448,333 |
| **Total stockholders' equity qualified for net capital** | | | | 759,937 |
| **Less: Non-allowable assets** | | | | |
| Accounts receivable | | (22,500) | | |
| Furniture and equipment, net | | (7,416) | | |
| **Total non-allowable assets** | | | | (29,916) |
| **Net capital** | | | | 730,021 |
| **Computation of net capital requirements** | | | | |
| Minimum net capital requirements | | | | |
| 6 2/3 percent of net aggregate indebtedness | $ | 2,649 | | |
| Minimum dollar net capital required | $ | 5,000 | | |
| Net capital required Accumluated deficits | | | | (5,000) |
| **Excess net capital** | | | $ | 725,021 |
| **Aggregate indebtedness** | | | $ | 39,730 |
| Ratio of aggregate indebtedness to net capital | | | | 0.05:1 |

There was a difference of $10,000 between net capital computation shown here and the net capital computation shown on the Company's unaudited Form X-17A-5, Part IIA report dated June 30, 2020 (See Note 9).

**JCP Securities, Inc.**
**Schedule II - Computation for Determination of the Reserve Requirements and Information Relating to Possession or Control Requirements For Brokers and Dealers Pursuant to SEC Rule 15c3-3**
**As of June 30, 2020**

The Computation for Determination of the Reserve Requirements and Information Relating to Possession or Control Requirements for Brokers and Dealers is not applicable to the Company, as the Company is not subject to the provisions of Rule 15c3-3 as the Company does not, and will not, hold customer funds or securities, and that its business activities are, and will remain as M&A advisory services. Accordingly, there are no items to report under the requirements of this Rule.

*See Report of Independent Registered Public Accounting Firm*

**JCP Securities, Inc.**
**Report on Exemption Provisions**
**Pursuant to Provisions of 17 C.F.R. § 15c3-3(k)**
**For the Year Ended June 30, 2020**

ALVAREZ & ASSOCIATES, INC
CERTIFIED PUBLIC ACCOUNTANTS

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Those Charged with Governance and Stockholders of JCP Securities, Inc.:

We have reviewed management's statements, included in the accompanying Assertions Regarding Exemption Provisions, in which (1) JCP Securities, Inc. claimed: it is exempt from SEA Rule 15c3-3 because its business activities are limited to performing M&A advisory services. As a result, it does not have customers as defined in SEA Rule 15c3-3, will not hold customer funds or securities, and that its business activities are and will remain as M&A advisory services. JCP Securities, Inc. did not identify any exceptions with their exempt status throughout the year ended June 30, 2020. JCP Securities, Inc.'s management is responsible for compliance and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about JCP Securities, Inc.'s compliance. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the business activities of JCP Securities, Inc.

Alvarez & Associates, Inc.

Alvarez & Associates, Inc.

Northridge, California
August 4, 2020

JCP SECURITIES

# Assertions Regarding Exemption Provisions

We, as members of management of JCP Securities, Inc. ("the Company"), are responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annuals reports with the Securities Exchange Commission (SEC) and the broker or dealer's designated examining authority (DEA). One of the reports to be included in the annual filing is an exemption report prepared by an independent public accountant based upon a review of assertions provided by the broker or dealer. Pursuant to that requirement, the management of the Company hereby makes the following assertions:

The Company is exempt from SEA Rule 15c3-3 because its business activities are limited to performing M&A advisory services. As a result, the Company does not have customers as defined in SEA Rule 15c3-3, will not hold customer funds or securities, and that its business activities are, and will remain as M&A advisory services.

Due to the Company's business activities, the Company is not subject to the custody and reserve provisions of Rule 15c3-3.

The Company did not identify any exceptions to the above throughout the year ending June 30, 2020.

**JCP Securities, Inc.**

By:

**JCP Securities, Inc.**
**Report on the SIPC Annual Assessment**
**Pursuant to Rule 17a-5(e)4**
**For the Year Ended June 30, 2020**

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To Those Charged with Governance and Stockholders of JCP Securities, Inc.:

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below and were agreed to by JCP Securities, Inc. and the SIPC, solely to assist you and SIPC in evaluating JCP Securities, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended June 30, 2020. JCP Securities, Inc.'s management is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed, and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2) Compared the Total Revenue amount reported on the Annual Audited Report Form X-17A-5 Part III for the year ended June 30, 2020 with the Total Revenue amount reported in Form SIPC-7 for the year ended June 30, 2020, noting SIPC revenues were reported net of allowed credits;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to and did not conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on JCP Securities, Inc.'s compliance with the applicable instructions of the Form SIPC-7 for the year ended June 30, 2020. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures; other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of JCP Securities, Inc. and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Alvarez & Associates, Inc.

Alvarez & Associates, Inc.

Northridge, California
August 4, 2020

**JCP Securities, Inc.**
**Schedule of Securities Investor Protection Corporation**
**Assessments and Payments**
**For the Year Ended June 30, 2020**

| | | Amount |
|---|---|---|
| **Total assessment** | $ | 8,527 |
| SIPC-6 general assessment | | |
| Payment made on December 30, 2019 | | (499) |
| Less prior overpayment applied | | (1,367) |
| SIPC-7 general assessment | | |
| Payment made on June 29, 2020 | | (6,661) |
| **Total assessment balance** | | |
| **(overpayment carried forward)** | $ | - |